UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40851

Sofgen Pharma S.A.

(Exact name of registrant as specified in its charter)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value $0.01 per share

Warrants, exercisable for one ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary shares, nominal value $0.01 per share: 80 holders

Warrants, exercisable for one ordinary share at an exercise price of $11.50 per share: 44 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Sofgen Pharma S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOFGEN PHARMA S.A.

Date: March 16, 2026	By:	/s/ Melissa Angelini
Name: Melissa Angelini
Title: Interim Chief Executive Officer